Mail Stop 3561

October 30, 2007

Mr. James G. Delfs
Senior Vice President, Finance and Chief Financial Officer
Stein Mart, Inc.
1200 Riverplace Boulevard
Jacksonville, Florida 32207

      RE: Stein Mart, Inc.
              Form 10-K for Fiscal Year Ended February 3, 2007
              Filed April 18, 2007
              Form 10-Q for Fiscal Quarter Ended August 4, 2007
              File No. 0-20052

Dear Mr. Delfs:

      We have reviewed your response letter and supplemental information dated August 31, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

For 10-K for Fiscal Year Ended February 3, 2007

Item 9A. Controls and Procedures, page 22

1.   We considered your response to comment number 8 in our letter dated July 10, 2007. We also note your disclosure in Form 10-Q filed September 12, 2007 that appears to have addressed our prior comment. In future filings please continue to disclose the conclusions of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies and Other Information, page F-6

Co-Brand Credit Card Program, page F-7

2.   We have reviewed your response to comment number 11 in our letter dated July 10, 2007. We understand that you use the residual method to allocate the amount of arrangement consideration to the delivered item as described in EITF 00-21. Please confirm or otherwise advise. Also, please provide us with the following additional information:

- The facts and circumstances that support your conclusion that the delivered item has standalone value to the customer and how you established the fair value for each of the undelivered items.

- A description of how you estimate and account for undelivered items that will not be redeemed (that is, breakage).

- A description of how you account for the cost of each undelivered item including how you estimate and record such costs and when the costs are recorded. Please cite the authoritative accounting literature considered in determining your accounting treatment.

- A discussion of the authoritative accounting literature considered in accounting for and characterizing the consideration attributable to each unit of accounting in your financial statements. We are specifically interested in your consideration of Issue 1 in EITF 02-16 and Issue 5 in EITF 00-22 and your accounting policy for services provided in connection with the deliverables.

- A summary of the arrangement consideration received and the amount of consideration recognized as revenue for each unit of accounting.

3. We reviewed your response to comment number 12 in our letter dated July 10, 2007. In future filings, please expand your accounting policy to address leasehold improvements, and related landlord incentives, treated as lessee assets.

Form 10-Q for Fiscal Quarter Ended August 4, 2007

Note 3. Stockholders' Equity, page 7

4. We note your disclosure of the reduction of diluted net income per share in the table of share-based compensation expense. While the effect of the change from applying the intrinsic value method in APB 25 on basic and diluted earnings per share was required in the period of adoption of SFAS 123(R) and is beneficial to an investor in understanding your financial performance, we believe such disclosure in periods subsequent to the adoption of SFAS 123(R) should be presented outside the financial statements in management's discussion and analysis. Accordingly, please remove this disclosure from the footnotes to your financial statements in future filings. Please refer to Section 202.04 of Codification of Financial Reporting Policies and Item 10(e) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter as a correspondence file on EDGAR.

You may contact Staff Accountant Ta Tanisha Meadows at (202) 551-3322, or in her absence, me at (202) 551-3344, if you have questions regarding our comment.

Sincerely,

William H. Thompson
Branch Chief